      OMB APPROVAL
OMB Number: 3235-0167
Expires: November 30, 2010
Estimated average burden
hours per response....1.50
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-51488
PETROSEARCH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)
675 Bering Drive, Suite 200
Houston, TX 77057
(713) 961-9337
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: one
Pursuant to the requirements of the Securities Exchange Act of 1934, Petrosearch Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PETROSEARCH ENERGY CORPORATION

Date: August 18, 2009	By:	/s/ Kurtis Hooley

	Name:	Kurtis Hooley

	Title:	Chief Financial Officer